SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO. 11)*

Network-1 Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

64121N109
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
X Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Steven D. Heinemann

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,941,696 (1)

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
1,941,696 (1)

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,941,696 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 1,356,563 shares of common stock owned by Goose Hill Capital LLC, of which Mr. Heinemann is the sole member.

1	NAMES OF REPORTING PERSONS
Goose Hill Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,356,563

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
1,356,563

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,356,563

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1(a).	Name of Issuer:

 Network-1 Technologies, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

 445 Park Avenue, Suite 912
 New York, New York 10022

Item 2(a).	Name of Person Filing:

 This statement is filed by Steven D. Heinemann and Goose Hill Capital LLC.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

 The address of the principal business office of Steven D. Heinemann and Goose Hill Capital LLC is 12378 Indian Road, North Palm Beach, Florida 33408.

Item 2(c).	Citizenship:

 Steven D. Heinemann is a United States citizen.  Goose Hill Capital LLC is a Florida limited liability company.

Item 2(d).	Title of Class of Securities:

 Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number:

 64121N109

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

Not applicable.

Item 4.	Ownership.

The percentages used herein are calculated based upon 23,630,626 shares of common stock outstanding (as set forth in the Issuer's Form 10-Q for the quarterly period ended September 30, 2023 filed on November 2, 2023).

1.  Steven D. Heinemann

(a)	Amount beneficially owned: 1,941,696 (1)

(b)	Percent of class: 8.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,941,696 (1)

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 1,941,696 (1)

(iv)	Shared power to dispose or to direct the disposition of: -0-

(1) Includes 1,356,563 shares of common stock owned by Goose Hill Capital LLC, of which Mr. Heinemann is the sole member.

2.  Goose Hill Capital LLC

(a)	Amount beneficially owned: 1,356,563

(b)	Percent of class: 5.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,356,563

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 1,356,563

(iv)	Shared power to dispose or to direct the disposition of: -0-

Items 5-9.	Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 2024

/s/ Steven D. Heinemann
Steven D. Heinemann

GOOSE HILL CAPITAL LLC

By:	/s/ Steven D. Heinemann
Name: Steven D. Heinemann
Title: Authorized Person

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.01 par value, of Network-1 Technologies, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of January 29, 2024.

/s/ Steven D. Heinemann
Steven D. Heinemann

GOOSE HILL CAPITAL LLC

By:	/s/ Steven D. Heinemann
Name: Steven D. Heinemann
Title: Authorized Person